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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
                      (Amendment No. 1 -- Final Amendment)
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             METROGOLF INCORPORATED
                           (Name of Subject Company)

                         FAMILY GOLF ACQUISITION, INC.
                           FAMILY GOLF CENTERS, INC.
                                   (Bidders)
                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                   591 674 10
                     (CUSIP Number of Class of Securities)

                            PAMELA S. CHARLES, ESQ.
                         FAMILY GOLF ACQUISITION, INC.
                           FAMILY GOLF CENTERS, INC.
                              225 BROADHOLLOW ROAD
                            MELVILLE, NEW YORK 11747
                            TELEPHONE: 516-694-1666

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies To:
                             KENNETH R. KOCH, ESQ.
                  SQUADRON, ELLENOFF, PLESENT & SHEINFELD, LLP
                                551 FIFTH AVENUE
                            NEW YORK, NEW YORK 10176
                           TELEPHONE: (212) 661-6500

                           CALCULATION OF FILING FEE

   TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**

        $10,269,650                                        $2,053.93


* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 6,846,433 shares of common stock, no par value per share, validly tendered and accepted for payment pursuant to the tender offer by Family Golf Acquisition, Inc. and Family Golf Centers, Inc. to purchase all outstanding shares of common stock of MetroGolf Incorporated at a purchase price of $1.50 per share.

** Of the $2,053.93 filing fee, $1,929.05 was previously paid by wire transfer.

__ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee as previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,929.05
Form or Registration No.:  Schedule 14D-1
Filing Party: Family Golf Acquisition, Inc. and Family Golf Centers, Inc. Date Filed: December 31, 1997

                                   Page 1 of 6
                        (Exhibit Index Begins on Page 6)



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1)       Names of Reporting Persons, I.R.S. Identification Nos. of Above
         Persons (entities only)

              Family Golf Acquisition, Inc.  Employer Tax Id:  84-1443740
         ---------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)_________________________________________________________
                  (b)                 X
                     ---------------------------------------------------------

3)       SEC Use Only ________________________________________________________

4)       Sources of Funds (See Instructions)                    AF
                                            ----------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f) __________________________________________________

6)       Citizenship or Place of Organization                       Colorado
                                              --------------------------------
7)       Aggregate Amount Beneficially Owned by Each Reporting
         Person                          7,846,433
               ---------------------------------------------------------------

8)       Check if the Aggregate Amount in Row (7) Excludes Certain Shares
         (See Instructions) __________________________________________________

9)       Percent of Class Represented by Amount in Row (7)       89.94%
                                                          --------------------

10)      Type of Reporting Person (See Instructions)             CO
                                                    --------------------------

                                       2

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1)       Names of Reporting Persons, I.R.S. Identification Nos. of Above
         Persons (entities only)

              Family Golf Centers, Inc.  Employer Tax Id:  11-3223246
         ---------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)_________________________________________________________
                  (b)                 X
                     ---------------------------------------------------------

3)       SEC Use Only ________________________________________________________

4)       Sources of Funds (See Instructions)                    WC
                                            ----------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f) __________________________________________________

6)       Citizenship or Place of Organization                       Delaware
                                              --------------------------------
7)       Aggregate Amount Beneficially Owned by Each Reporting
         Person                          7,846,433
               ---------------------------------------------------------------

8)       Check if the Aggregate Amount in Row (7) Excludes Certain Shares
         (See Instructions) __________________________________________________

9)       Percent of Class Represented by Amount in Row (7)       89.94%
                                                          --------------------

10)      Type of Reporting Person (See Instructions)             CO
                                                    --------------------------

                                       3

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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed on December 31, 1997 (the "Statement") with respect to the tender offer by Family Golf Acquisition, Inc., a Colorado corporation (the "Purchaser") and a wholly owned subsidiary of Family Golf Centers, Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares of common stock, no par value per share (the "Shares") of MetroGolf Incorporated, a Colorado corporation (the "Company"), at a purchase price of $1.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as the same may be amended or supplemented from time to time, collectively constitute the "Offer"). Pursuant to Instruction D to Schedule 14D-1, this Amendment No. 1 (the "Final Amendment") constitutes the final amendment to the Statement.

         Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Statement.

ITEM 6.  Interest in Securities of the Subject Company.

         Items 6(a) and (b) are hereby amended and supplemented by adding thereto the following:

         The Offer expired at 5:00 p.m, New York City time, on Friday, January 30, 1998. Pursuant to the Offer, based upon a preliminary report from the Depositary, the Purchaser accepted for payment 6,846,433 Shares tendered.
As a result of consummation of the Offer, the Purchaser and Parent, together, beneficially own 7,846,433 Shares, which represent approximately 89.94% of the Shares currently outstanding. Of the Shares beneficially owned by the Reporting Persons, 1,000,000 represent Shares underlying a convertible note and a warrant.

         Pursuant to the Agreement and Plan of Merger, dated as of December 23, 1997, by and among Purchaser, Parent and Company (the "Merger Agreement"), the Purchaser intends to merge with and into the Company. In connection with the Merger, each issued and outstanding Share (other than Shares owned by the Purchaser, Shares with respect to which dissenters' rights have been demanded and perfected in accordance with applicable Colorado law) shall be converted into and represent the right to receive $1.50 in cash.

ITEM 11.  Material to be Filed as Exhibits.

         Item 11 is hereby amended and supplemented by adding the following:

         (a)(9) Text of press release issued by the Purchaser dated February 3, 1998.


                                       4

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                                   SIGNATURES

         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 1998


                         FAMILY GOLF ACQUISITION, INC.


                         By: /s/ Robert J. Krause
                             -------------------------------------
                             Name:     Robert J. Krause
                             Title:    Chief Executive Officer


                          FAMILY GOLF CENTERS, INC.


                          By: /s/ Robert J. Krause
                              -------------------------------------
                              Name:     Robert J. Krause
                              Title:    Senior Vice President



                                       5

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                                   EXHIBIT INDEX

EXHIBIT         DESCRIPTION
-------         -----------
(a)(9) Text of press release issued by Purchaser dated February 3, 1998.

                                       6